UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G*

                    Under the Securities Exchange Act of 1934


                     EXFO ELECTRO-OPTICAL ENGINEERING INC. /
                      EXFO INGENIERIE ELECTRO-OPTIQUE INC.
                      ------------------------------------
                                (Name of Issuer)


                     SUBORDINATE VOTING SHARES, NO PAR VALUE
                    ----------------------------------------
                         (Title of Class of Securities)


                                   302043 10 4
                                   -----------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)     [_]

Rule 13d-1(c)     [_]

Rule 13d-1(d)     [X]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

The total number of multiple voting shares reported herein is 38,000,000 which constitutes approximately 71.4 % of the total number of common shares outstanding and 97.7% of the total voting power of the EXFO Electro-Optical Engineering Inc. Each multiple voting share is convertible at the option of the holder into one subordinate voting share. Holders of subordinate voting shares are entitled to one vote per share and holders of multiple voting shares are entitled to ten votes per share. All ownership percentages set forth herein assume that there are 53,246,080 common shares outstanding (which number includes the shares issued by EXFO in connection with its connection with its acquisition of Burleigh Instruments, Inc. and ownership figures reported are as of December 31, 2000.

CUSIP NO.  302043 10 4     13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           Germain Lamonde
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Canada

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power         38,000,000
Beneficially      (6)      Shared Voting Power       0
Owned by Each     (7)      Sole Dispositive Power    38,000,000
Reporting Person  (8)      Shared Dispositive Power  0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  38,000,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    71.4% (assuming
38,000,000 multiple voting shares were converted into 38,000,000 subordinate voting shares)

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           IN

--------------------------------------------------------------------------------

CUSIP NO.  302043 10 4     13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           GEXFO Investissements
         S.S. or I.R.S. Identifica-         Technologiques Inc.
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Quebec, Canada

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power         35,340,000
Beneficially      (6)      Shared Voting Power       0
Owned by Each     (7)      Sole Dispositive Power    35,340,000
Reporting Person  (8)      Shared Dispositive Power  0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  35,340,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    69.9% (assuming
35,340,000 multiple voting shares were converted into 35,340,000 subordinate voting shares)

--------------------------------------------------------------------------------
12.      Type of Reporting Person                            CO

--------------------------------------------------------------------------------

CUSIP NO.  302043 10 4     13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           Fiducie Germain Lamonde
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Quebec, Canada

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power         1,900,000
Beneficially      (6)      Shared Voting Power       0
Owned by Each     (7)      Sole Dispositive Power    1,900,000
Reporting Person  (8)      Shared Dispositive Power  0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,900,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    11.1% (assuming
1,900,000 multiple voting shares were converted into 1,900,000 subordinate voting shares)

--------------------------------------------------------------------------------
12.      Type of Reporting Person                            OO

--------------------------------------------------------------------------------

CUSIP NO.  302043 10 4     13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           G. Lamonde Investissements
         S.S. or I.R.S. Identifica-         Financiers Inc.
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Quebec, Canada

--------------------------------------------------------------------------------

Number of Shares  (5)      Sole Voting Power         760,000
Beneficially      (6)      Shared Voting Power       0
Owned by Each     (7)      Sole Dispositive Power    760,000
Reporting Person  (8)      Shared Dispositive Power  0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  760,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    4.7% (assuming
760,000 multiple voting shares were converted into 760,000 subordinate voting shares)

--------------------------------------------------------------------------------
12.      Type of Reporting Person                            CO

--------------------------------------------------------------------------------

ITEM 1            NAME OF ISSUER

                  The name of the issuer is EXFO Electro-Optical Engineering Inc./EXFO Ingenierie Electro-Optique Inc.

                  EXFO's principal executive offices are located at 465 Godin Avenue, Vanier, Quebec G1M 3G7, Canada.

ITEM 2(a).        NAME OF PERSON FILING

                  This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

                  (i)      Germain Lamonde ("Mr. Lamonde");

                  (ii)     GEXFO Investissements Technologiques Inc. ("GEXFO");

                  (iii)    Fiducie Germain Lamonde ("FGL"); and

                  (iv)     G. Lamonde Investissements Financiers Inc. ("GLIF").

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The principal business office of the Reporting Persons filing this Schedule 13G is located at c/o EXFO Electro-Optical Engineering Inc., 465 Godin Avenue, Vanier, Quebec G1M 3G7, Canada.

ITEM 2(c).        CITIZENSHIP:

                  Mr. Lamonde: a Canadian citizen.

                  GEXFO: a corporation existing pursuant to the Companies Act of Quebec.

                  FGL: a trust existing pursuant to Quebec law.

                  GLIF: a corporation existing pursuant to the Companies Act of Quebec.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Subordinate voting shares, no par value.

ITEM 2(e).        CUSIP NUMBER:

                  302043 10 4

ITEM 3.           THIS STATEMENT IS NOT FILED PURSUANT TO RULE 13D-1(b), OR
                  13D-2(b) OR (c).

ITEM 4.           OWNERSHIP

                  Mr. Lamonde beneficially owns an aggregate of 38,000,000 multiple voting shares which represents approximately 96.1% of the voting power in EXFO and 71.4% of the issued and outstanding common shares of EXFO, being 38,000,000 multiple voting shares and 15,246,080 subordinate voting shares. Mr. Lamonde has the sole power to vote or direct the vote of 38,000,000 multiple voting shares and the sole power to dispose or to direct the disposition of 38,000,000 multiple voting shares. Of the 38,000,000 multiple voting shares beneficially owned by Mr. Lamonde, 35,340,000 multiple voting shares are held of record by GEXFO, 1,900,000 multiple voting shares are held of record by FGL and 760,000 multiple voting shares are held of record by GLIF. GEXFO and GLIF are controlled by Mr. Lamonde, and the FGL is a family trust for the benefit of Mr. Lamonde and members of his family.

                  GEXFO is the sole shareholder of 35,340,000 multiple voting shares and may be deemed to beneficially own 35,340,000 multiple voting shares which represents approximately 89.4% of the voting power in EXFO and 75.6% of the issued and outstanding common shares. GEXFO may be deemed to have the sole power to vote or direct the vote of 35,340,000 multiple voting shares and the sole power to dispose or to direct the disposition of 35,340,000 multiple voting shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF THE GROUP

                  Not Applicable

ITEM 10.          CERTIFICATION

                  Not Applicable

                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   Dated:  February 13, 2001


                                   /s/  Germain Lamonde
                                   --------------------------------------------
                                   Germain Lamonde


                                   GEXFO INVESTISSEMENTS
                                     TECHNOLOGIQUES INC.

                                   By   /s/  Germain Lamonde
                                        ---------------------------------------
                                   Name:     Germain Lamonde
                                   Title:    Directeur General


                                   FIDUCIE GERMAIN LAMONDE

                                   By   /s/  Germain Lamonde
                                        ---------------------------------------
                                   Name:     Germain Lamonde
                                   Title:    Trustee


                                   G. LAMONDE INVESTISSEMENTS
                                     FINANCIERS INC.

                                   By   /s/  Germain Lamonde
                                        ---------------------------------------
                                   Name:     Germain Lamonde
                                   Title:    President